SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of May, 2003


                               CP SHIPS LIMITED

   ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

   ------------------------------------------------------------------------
                   (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F                  Form 40-F       X
              -----                           -----

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes                        No              X
         -----                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954


                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CP SHIPS LIMITED
                                       ----------------
                                              (Registrant)

Date:  7 May 2003

                                       By:   /s/ John K. Irving
                                            ---------------------------------
                                             Name:   John K. Irving
                                             Title:  Vice President, General
                                                     Counsel & Secretary





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                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                Page
----------------------                                                ----

10.1     Press Release of CP Ships Limited "CP SHIPS
         CEO TO SPEAK AT INSTITUTIONAL INVESTOR
         CONFERENCES", dated 7 May 2003                                4






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



                                                                  Exhibit 10.1


          CP SHIPS CEO TO SPEAK AT INSTITUTIONAL INVESTOR CONFERENCES

LONDON, UK (7 May 2003) - CP Ships Limited's CEO Ray Miles is scheduled to speak at two investor conferences this month.

On 12th May 2003 Mr Miles will address Scotia Capital's Industrials Conference in Toronto at 1.40 pm and on 13th May 2003 he will speak at Bear Stearns' Global Transportation and Logistics Conference in New York at 2.20 pm.

Mr Miles' remarks at both events will be webcast live and be available in archive until 19th May through the CP Ships corporate website, www.cpships.com. Both presentations will be posted on the CP Ships website. For further information about these conferences please access the following links:

     o    Scotia Capital's Industrials Conference at www.scotiacapital.com

     o    Bear Stearns' Global Transportation and Logistics Conference at

          http://access.bearstearns.com/conferences/transport2003/
          -------------------------------------------------------

                                    -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 35 services in 21 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 86 ships and 438,000 teu in containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.


                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
              Elizabeth Canna, Director Corporate Communications
              Telephone:+44 (0)20 7389 1119 or +41(0) 79 691 3764




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                                     or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660

Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.







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